Exhibit (a)(1)(C)

FREQUENTLY ASKED QUESTIONS

The following questions and answers were prepared to address common questions that you may have about the Exchange Offer. We encourage you to also carefully read the Offer to Exchange document and the other related documents referred to in that document. Where appropriate, we have included references to the relevant numbered sections of The Exchange Offer portion of the Offer to Exchange document and to other portions of the document where you can find a more complete description of the topics in this summary.

Index to Frequently Asked Questions

No.	Question	Page
Q1	Why is Nanometrics making the Exchange Offer?	2
Q2	Who is eligible to participate in the Exchange Offer?	2
Q3	Which stock options are eligible for exchange in the Exchange Offer?	3
Q4	Are there any differences between the new stock options and the eligible stock options that may be surrendered in the Exchange Offer?	3
Q5	What are the conditions of the Exchange Offer?	3
Q6	What will be the strike price per share of the new stock options?	4
Q7	If I elect to participate and my surrendered eligible stock options are accepted, when will I receive my new stock options?	4
Q8	When will the new stock options vest?	4
Q9	What if I elect to participate in the Exchange Offer and then leave Nanometrics before the date the new stock options are granted?	5
Q10	What if I elect to participate in the Exchange Offer and then leave Nanometrics after the new stock options are granted?	5
Q11	What does it mean to exchange on a “grant-by-grant” basis?	5
Q12	If I elect to participate and my surrendered stock options are accepted, how many new stock options will I receive in exchange?	5
Q13	Can I exchange a portion of an eligible stock option grant?	6
Q14	What if I have more than one eligible stock option grant?	6
Q15	Why isn’t the exchange ratio simply one-for-one?	6
Q16	When will my new stock options expire?	6
Q17	Must I participate in the Exchange Offer?	7
Q18	How should I decide whether to exchange my eligible stock options for new stock options?	7
Q19	Why can’t Nanometrics just grant eligible employees additional stock options?	7
Q20	How do I find out how many eligible stock options I have and what their strike prices are?	7
Q21	Can I exchange stock options that I have already fully exercised?	7
Q22	Can I exchange the remaining portion of an eligible stock option grant that I have already partially exercised?	7
Q23	What if I am on an authorized leave of absence?	8
Q24	Will I owe taxes if I participate in the Exchange Offer?	8
Q25	What happens if, after the grant date of the new stock options, my new stock options end up being underwater again?	8
Q26	What happens to eligible stock options that I choose not to surrender or that are not accepted for exchange in the Exchange Offer?	8
Q27	If I surrender eligible stock options in the Exchange Offer, will I be required to give up all
	of my rights under the surrendered eligible stock options?	8
Q28	How long do I have to decide whether to participate in the Exchange Offer?	8
Q29	How do I participate in the Exchange Offer?	9
Q30	When and how can I withdraw previously surrendered eligible stock options?	9
Q31	How will I know if my election form or my notice of withdrawal has been received?	10
Q32	What will happen if I do not submit my election form by the deadline?	10
Q33	What if I have questions regarding the Exchange Offer, or if I need a paper copy or additional copies of this Offer to Exchange document or any documents attached or referred to in this document?	10

Q1	Why is Nanometrics making the Exchange Offer?

We believe that an effective and competitive employee incentive program is imperative for the future growth and success of our business. We rely on our highly skilled and educated technical and managerial employees to implement our strategic initiatives, expand and develop our business and satisfy customer needs. Competition for these types of employees, particularly in the semiconductor and high-tech industry, is intense and many companies use stock options as a means of attracting, motivating and retaining their best employees. Stock options constitute a key part of our incentive and retention programs because our Board of Directors believes that equity compensation encourages employees to act like owners of the business, motivating them to work toward our success and rewarding their contributions by allowing them to benefit from increases in the value of our shares.

Many of our employees now hold stock options with strike prices significantly higher than the current market price of our common stock. For example, on July 30, 2009, the closing price of our common stock on the NASDAQ Global Market was $3.80 per share and, out of a total of 3,365,679 options outstanding, 2,372,363 or 70.5% have strike prices above $3.80 per share. Although we continue to believe that stock options are an important component of our employees’ total compensation, many of our employees view their existing stock options as having little or no value due to the difference between the strike prices and the current market price of our common stock. As a result, for many employees, these stock options are ineffective at providing the incentives and retention value that our Board of Directors believes are necessary to motivate our management and our employees to increase long-term stockholder value.

See Section 2, Purpose of the Exchange Offer, for more information.

Q2	Who is eligible to participate in the Exchange Offer?

The Exchange Offer will be extended to all employees of the Company and its subsidiaries located in France, Germany, Japan, Korea, Taiwan, the United Kingdom and the United States, including executive officers, who hold eligible stock options. The Company has excluded otherwise eligible employees located in Canada, China, Israel, Italy and Singapore from participating in the Exchange Offer because equity compensation no longer is a part of the Company’s compensation policies and practices in such countries. We reserve the right to withdraw the Exchange Offer in France, Germany, Japan, Korea, Taiwan or the United Kingdom if we determine that equity compensation will no longer be a part of the compensation policies and practices in such countries or if we determine that extending the Exchange Offer to employees in such countries would trigger adverse or otherwise overly burdensome tax, regulatory, or other implications. If we withdraw the Exchange Offer in a particular jurisdiction, the Exchange Offer will not be made to, nor will surrenders of eligible stock options be accepted from or on behalf of, employees in that jurisdiction. To be eligible, an individual must be eligible to participate in the Company Plans under which the employee will be granted new stock options. The employee must also be employed on the date the Exchange Offer commences by the Company or one of its subsidiaries and must remain employed by the Company or one of its subsidiaries through the date that the Exchange Offer expires. In order to receive the new stock options, an eligible employee who surrenders his or her eligible stock options for exchange must be an employee of the Company or one of its subsidiaries on the date the new stock options are granted, which will be the same day as the expiration date of the Exchange Offer. The Exchange Offer will not be open to our non-employee members of the Board of Directors or outside consultants.

See Section 1, Eligible Stock Options; Eligible Employees; Expiration Date, for more information.

Q3	Which stock options are eligible for exchange in the Exchange Offer?

To be eligible for exchange in the Exchange Offer, a stock option must (a) have a strike price greater than or equal to $4.31, which approximates the 52-week high trading price of our common stock as reported by the NASDAQ Global Market (measured from the commencement date of the Exchange Offer), (b) have been granted prior to August 6, 2008, and (c) be scheduled to expire after August 6, 2010.

See Section 1, Eligible Stock Options; Eligible Employees; Expiration Date, for more information.

Q4	Are there any differences between the new stock options and the eligible stock options that may be surrendered in the Exchange Offer?

If you choose to participate in the Exchange Offer and surrender eligible stock options for exchange, and if we accept your surrendered eligible stock options, you will receive new stock options that will have substantially the same terms and conditions as the eligible stock options you surrendered, except that:

•	You will receive a lesser amount of new stock options. The number of new stock options will be determined using an exchange ratio based on the strike price of the eligible stock options.

•

The strike price for the new stock options will be equal to the closing price of Nanometrics common stock on the date the Exchange Offer expires as reported on the NASDAQ Global Market. The Company expects the strike price for the new stock options to be lower than the strike price of the stock options that will be surrendered for exchange.

•

The new stock options will be subject to a three-year vesting period, even if all or a portion of the surrendered eligible stock options are already vested. Under this vesting schedule, one-third of the new stock options will vest upon the new stock option grant date and the remaining two-thirds of the new stock options will vest pro-rata on a monthly basis beginning on the 13-month anniversary of the new stock option grant date so long as you remain employed by the Company or one of its subsidiaries during that period.

•	The new stock options will have a term of seven years from the new stock option grant date.

•

The new stock options will be subject to the terms and conditions of the plan (as amended, if applicable) under which the relevant eligible stock options were originally granted, except that eligible stock options originally granted under the AOT Plan will be subject to the terms and conditions of the 2005 Plan.

See Section 1, Eligible Stock Options; Eligible Employees; Expiration Date, for more information.

Q5	What are the conditions of the Exchange Offer?

The Exchange Offer is subject to a small number of conditions with regard to events that could occur prior to the expiration of the Exchange Offer and which are more fully described in Section 6, Conditions of the Exchange Offer. The Exchange Offer is not conditioned upon a minimum number of eligible stock options being surrendered for exchange or a minimum number of eligible employees participating. If any of the events described in Section 6 occur, we may terminate, extend or amend the Exchange Offer at any time prior to the expiration of the Exchange Offer.

Q6	What will be the strike price per share of the new stock options?

All new stock options will be granted with a strike price equal to the closing price of Nanometrics common stock on the date the Exchange Offer expires as reported on the NASDAQ Global Market.

Q7	If I elect to participate and my surrendered eligible stock options are accepted, when will I receive my new stock options?

We expect to cancel all properly surrendered eligible stock options on the same day that the Exchange Offer expires. We also expect that the grant date of the new stock options will be the same day as the expiration of the Exchange Offer. The scheduled expiration date of the Exchange Offer is September 3, 2009, and we expect to accept and cancel all properly surrendered eligible stock options on that day. We expect that the new stock option grant date will also be September 3, 2009. If the expiration date of the Exchange Offer is extended, then the cancellation date and the new stock option grant date will be similarly extended. New stock option agreements governing the terms of the new stock options will be delivered to you as soon as reasonably practicable following the new stock option grant date.

See Section 3, Procedures for Surrendering Eligible Stock Options.

Q8	When will the new stock options vest?

Should you elect to participate in the Exchange Offer, your surrendered eligible stock options will be exchanged for new stock options that will be subject to a new three-year vesting schedule. One-third of the new stock options will vest upon the new stock option grant date and the remaining two-thirds of the new stock options will vest pro-rata on a monthly basis beginning on the 13-month anniversary of the new stock option grant date so long as you remain employed by the Company or one of its subsidiaries during the vesting period. Below is an example that assumes the Exchange Offer expires and the new stock options are granted on September 3, 2009:

Original Grant Date of Eligible Stock Options	Current Vested (as of August 6, 2009)	Original Vesting Date of Eligible Stock Options (100% Vested)	First Vesting Date of New Stock Options (1/3 Vested)	Monthly Vesting of New Stock Options Start Date (13/36 Vested)	Final Vesting Date of New Stock Options (100% Vested)
April 3, 2006	Fully Vested	April 3, 2009	September 3, 2009	October 3, 2010	September 3, 2012
May 24, 2007	2/3	May 24, 2010	September 3, 2009	October 3, 2010	September 3, 2012
November 29, 2007	1/3	November 29, 2010	September 3, 2009	October 3, 2010	September 3, 2012

Q9	What if I elect to participate in the Exchange Offer and then leave Nanometrics before the date the new stock options are granted?

If you elect to participate in the Exchange Offer and your employment with the Company or one of its subsidiaries terminates for any reason before the new stock option grant date, your exchange election will be cancelled and you will not receive new stock options. If this occurs, no changes will be made to the terms of your current stock options, and these stock options will be treated as if you had declined to participate in the Exchange Offer. In that case, generally, you may exercise your existing stock options for a limited time after your separation date to the extent they are vested and in accordance with the terms and conditions of the existing stock option.

Nothing in the Exchange Offer should be construed to confer upon you the right to remain an employee of Nanometrics or one of our subsidiaries. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain employed until the new stock option grant date or thereafter.

Q10	What if I elect to participate in the Exchange Offer and then leave Nanometrics after the new stock options are granted?

If you elect to participate in the Exchange Offer and surrender eligible stock options for exchange, and if we accept your surrendered eligible stock options, your new stock options will be granted on the new stock option grant date. If your employment terminates for any reason after the new stock option grant date, the terms and conditions of any new stock options granted in the Exchange Offer will apply.

Q11	What does it mean to exchange on a “grant-by-grant” basis?

Eligible stock options will be surrendered on a grant-by-grant basis in exchange for a lesser amount of new stock options with a lower strike price. Generally, when we grant stock options to employees, the stock option “grant” will have more than one underlying stock option. For example, an employee might receive a stock option grant with 100 underlying stock options. All 100 stock options would have been granted on the same date with the same strike price. When we state that employees will be permitted to exchange eligible stock options for new stock options on a grant-by-grant basis, that means that you can elect to exchange either all or none of the underlying stock options of a particular grant. Using the example of a stock option grant with 100 underlying stock options, assuming the stock options were eligible stock options and still outstanding, you could elect to surrender the entire stock option grant (i.e., all 100 stock options) in exchange for a grant with a lesser amount of new stock options and with a lower strike price.

Q12	If I elect to participate and my surrendered eligible stock options are accepted, how many new stock options will I receive in exchange?

The number of new stock options that you receive will depend on the strike price(s) of your surrendered eligible stock options and the applicable exchange ratios, as shown in the table below. If, after the exchange of eligible stock options in any particular stock option grant, you would be left with a fractional stock option, we will round such fractional stock option down to the nearest whole stock option. Based on this rounding convention, you will not be able to surrender for exchange any otherwise eligible stock option grant that does not have sufficient underlying stock options to result in at least one new stock option after the exchange.

Note that the exchange ratios apply to each of your stock option grants separately. This means that the various stock option grants you have received may be subject to different exchange ratios.

If the Per Share Strike Price of an Eligible Stock Option Grant Is	The Exchange Ratio Is (Eligible Stock Options to New Stock Options)
Less than or equal to $10	3-to-2
Greater than $10	2-to-1

Q13	Can I exchange a portion of an eligible stock option grant?

No. Eligible employees will be permitted to exchange eligible stock options for new stock options on a grant-by-grant basis. No partial exchanges of a stock option grant will be permitted. If you elect to exchange an eligible stock option grant, you must exchange all of the outstanding (i.e., unexercised) stock options underlying that particular stock option grant. If you attempt to exchange a portion but not all of the underlying stock options of an eligible stock option grant, we will reject your surrender of that particular stock option grant and no stock options represented by that stock option grant will be exchanged. This will not affect any other eligible stock option grants that are properly surrendered for exchange.

For example, if you have an eligible stock option grant with 100 underlying stock options, you can elect to exchange all or none of the 100 stock options. However, you cannot elect to exchange only a portion of the 100 underlying stock options.

Q14	What if I have more than one eligible stock option grant?

Eligible employees will be permitted to exchange eligible stock options for new stock options on a grant-by-grant basis. This means that if you have more than one eligible stock option grant, you may elect to surrender the eligible stock options from one stock option grant and not another. For example, if you have two eligible stock option grants, one with 100 underlying stock options and another with 50 underlying stock options, you may elect to exchange just the stock option grant with 100 underlying stock options, just the stock option grant with 50 underlying stock options, both stock option grants, or neither stock option grants.

Q15	Why isn’t the exchange ratio simply one-for-one?

We believe the exchange ratios must balance the interests of both our employees and our stockholders, and as a result, we have designed the exchange ratios to provide for a lesser number of shares to be granted with the new stock options in light of the lowered strike price.

Q16	When will my new stock options expire?

All new stock options will have a term of seven years. For example, if your new stock options are granted on September 3, 2009, you will have until September 3, 2016 to exercise your new stock options (assuming you remain employed through that period).

Q17	Must I participate in the Exchange Offer?

No. Participation in the Exchange Offer is completely voluntary. If you choose not to participate, you will keep all of your currently outstanding stock options, including stock options eligible for the Exchange Offer, and you will not receive new stock options in the Exchange Offer. No changes will be made to the terms of your current stock options if you decline to participate. If you decide not to surrender any of your eligible stock options for exchange in the Exchange Offer, you do not need to do anything.

Q18	How should I decide whether to exchange my eligible stock options for new stock options?

Nanometrics is providing as much information as possible to assist you in making your own informed decision. You are encouraged to seek further advice from your tax, financial and legal advisors. No one from Nanometrics, or on our behalf, is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

Please also review the section entitled Risk Factors for a discussion of the risks of participating in the Exchange Offer.

Q19	Why can’t Nanometrics just grant eligible employees additional stock options?

We designed the Exchange Offer to avoid the potential dilution in ownership to our stockholders that would result if we granted employees additional stock options to supplement their underwater stock options. Granting more stock options would increase the number of outstanding stock options relative to our outstanding shares of common stock (sometimes called the “overhang”), which we do not believe would be in the best interests of our stockholders. In addition, issuing new stock options without cancelling any previously granted stock options would increase our operating expenses, as we would need to expense both the new stock options and the previously granted stock options. This would decrease our reported earnings and could negatively impact our stock price.

Q20	How do I find out how many eligible stock options I have and what their exercise prices are?

You can review a list of your eligible stock options and their strike prices at the Option Exchange Program Website, which is available at https://nanometrics.equitybenefits.com/.

Q21	Can I exchange stock options that I have already fully exercised?

No. The Exchange Offer only applies to outstanding Nanometrics stock options that are eligible under the Exchange Offer. You will not be able to exchange shares of Nanometrics stock that you own outright.

Q22	Can I exchange the remaining portion of an eligible stock option grant that I have already partially exercised?

Yes. If you previously exercised an eligible stock option grant in part, the remaining outstanding (i.e., unexercised) portion of the eligible stock option grant can be exchanged in the Exchange Offer.

Q23	What if I am on an authorized leave of absence?

Any eligible employees who are on an authorized leave of absence will be able to participate in the Exchange Offer. If you surrender your eligible stock options and you are on an authorized leave of absence on the new stock option grant date, you will be entitled to receive new stock options on the new stock option grant date as long as all other eligibility requirements are still met.

Q24	Will I owe taxes if I participate in the Exchange Offer?

Generally, for U.S. federal income tax purposes, we believe the exchange of eligible stock options for new stock options pursuant to the Exchange Offer should be treated as a nontaxable exchange and that no income should be recognized upon the grant of the new stock options. The tax consequences for participating international eligible employees may differ from the U.S. federal income tax consequences and, in some instances, are not entirely certain. We have provided additional information about the tax consequences applicable in countries outside the United States in which eligible employees reside in the Schedules attached to this Offer to Exchange document. We encourage all eligible employees who are considering exchanging their eligible stock options pursuant to the Exchange Offer to consult with their own tax advisors with respect to the federal, state, local and foreign tax consequences of participating in the Exchange Offer.

See Section 13, Material U.S. Federal Income Tax Consequences, for more information.

Q25	What happens if, after the grant date of the new stock options, my new stock options end up being underwater again?

The Exchange Offer is a one-time opportunity and is not expected to be offered again. We can provide no assurance as to the price of our common stock at any time in the future.

Q26	What happens to eligible stock options that I choose not to surrender or that are not accepted for exchange in the Exchange Offer?

The Exchange Offer will have no effect on eligible stock options that you choose not to surrender or on eligible stock options that are not accepted for exchange in the Exchange Offer.

Q27	If I surrender eligible stock options in the Exchange Offer, will I be required to give up all of my rights under the surrendered eligible stock options?

Yes. On the expiration of the Exchange Offer, any stock options you surrender in exchange for new stock options that we accept for exchange will be cancelled, and you will no longer have any rights under those surrendered eligible stock options.

Q28	How long do I have to decide whether to participate in the Exchange Offer?

The Exchange Offer expires at 5:00 p.m., Pacific, on September 3, 2009. No exceptions will be made to the deadline, unless we extend it. Although we do not currently intend to do so, we may, in our sole discretion, extend the expiration date of the Exchange Offer at any time. If we extend the Exchange Offer, we will publicly announce the extension and the new expiration date no later than 6:00 a.m., Pacific, on the next business day after the last previously scheduled or announced expiration date. If the expiration date of the Exchange Offer is extended, then the cancellation date and the new stock option grant date will be similarly extended.

See Section 14, Extension of the Exchange Offer; Termination; Amendment, for more information.

Q29	How do I participate in the Exchange Offer?

If you are an eligible employee and you wish to surrender any of your eligible stock options for exchange in the Exchange Offer, you must notify SOS of your election to exchange such stock options before the Exchange Offer expires. You may notify SOS of your election by making an election online at the Option Exchange Program Website, which is available at https://nanometrics.equitybenefits.com/. Your online election must be submitted before the expiration deadline of 5:00 p.m., Pacific, on September 3, 2009 (or such later date as may apply if the Exchange Offer is extended).

You do not need to return your stock option agreement(s) relating to any surrendered eligible stock options, as they will be cancelled automatically if we accept your eligible stock options for exchange.

Your eligible stock options will not be considered surrendered until SOS receives your properly submitted election form. Your properly submitted election form must be received before 5:00 p.m., Pacific, on September 3, 2009 (or such later date as may apply if the Exchange Offer is extended). If you miss the deadline or submit an election form that is not properly completed as of the deadline, you will not be permitted to participate in the Exchange Offer. You are responsible for making sure that your electronic election form is properly completed, submitted and received by SOS by the deadline.

We reserve the right to reject any or all surrenders of eligible stock options that we determine are not in appropriate form or that we determine it would be unlawful to accept. Subject to our rights to extend, terminate and amend the Exchange Offer, we expect to accept all properly surrendered eligible stock options on September 3, 2009 (or such later date as may apply if the Exchange Offer is extended).

See Section 3, Procedures for Surrendering Eligible Stock Options, for more information.

Q30	When and how can I withdraw previously surrendered eligible stock options?

If you elect to surrender eligible stock options and later change your mind, you may withdraw your surrendered eligible stock options by notifying SOS of your election to withdraw the stock options before the Exchange Offer expires. You may notify SOS of your withdrawal election by revising your election online at the Option Exchange Program Website, which is available at https://nanometrics.equitybenefits.com/. Your online withdrawal election must be submitted before the expiration deadline of 5:00 p.m., Pacific, on September 3, 2009 (or such later date as may apply if the Exchange Offer is extended).

Once you have withdrawn eligible stock options, you may again surrender such options by following the procedures for properly surrendering eligible stock options as discussed in Question 29.

If you miss the deadline for notifying SOS of your withdrawal election but remain an eligible employee, any previously surrendered eligible stock options will be cancelled and exchanged pursuant to the Exchange Offer.

See Section 4, Withdrawal Rights, for more information.

Q31	How will I know if my election form or my notice of withdrawal has been received?

You can check the Election Confirmation page on the Option Exchange Program Website, which is available at https://nanometrics.equitybenefits.com/, at any time to see your current election(s). It is your responsibility to ensure that SOS receives your election form or notice of withdrawal, as applicable, prior to the expiration of the Exchange Offer.

Q32	What will happen if I do not submit my election form by the deadline?

If SOS does not receive your election to surrender eligible stock options for exchange before the Exchange Offer expires, then all of your eligible stock options will remain outstanding at their original strike price and subject to their original terms. If you decide not to surrender any of your eligible stock options for exchange in the Exchange Offer, you do not need to do anything.

Q33	What if I have questions regarding the Exchange Offer, or if I need a paper copy or additional copies of this Offer to Exchange document or any documents attached or referred to in this document?

If you have difficulty accessing the Option Exchange Program Website, have questions regarding the Exchange Offer or have requests for assistance, please contact the SOS Customer Service Center at the number or email below, available on Tuesdays and Thursdays between 10:00 a.m.–2:00 p.m., Pacific Time. The SOS Customer Service Center will be open for additional hours from 10:00 a.m.–2:00 p.m., Pacific Time, on the first two business days of the offer period and from 9:00 a.m.–5:00 p.m., Pacific Time, on the last two business days of the offer period. If you do not reach a live person, we anticipate that your email or call will be returned within three business days.

•	SOS Customer Service Center: (408) 754-4650

•	SOS Customer Service Center Email Address: nanometrics@sos-team.com